UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

June 11, 2019

NXP Semiconductors N.V.

(Exact name of registrant as specified in charter)

The Netherlands

(Jurisdiction of incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F            ☒         Form 40-F             ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes         ☐         No         ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes         ☐         No         ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         ☐         No         ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs

60 High Tech Campus

5656 AG Eindhoven — The Netherlands

On June 11, 2019, NXP Semiconductors N.V. (the “Company”) issued a press release announcing that NXP B.V. and NXP Funding LLC (together, the “Issuers”) have commenced a cash tender offer (the “Tender Offer”) for any and all of their outstanding 4.125% Senior Notes due 2020 (the “2020 Notes”). The Tender Offer is being made on the terms and subject to the conditions set forth in the offer to purchase and related letter of transmittal and notice of guaranteed delivery delivered to the holders of the 2020 Notes on June 11, 2019. Prior to the commencement of the Tender Offer, the Company guaranteed, on a senior unsecured basis, the 2020 Notes.

To the extent any of the outstanding 2020 Notes are not tendered and accepted in the Tender Offer, the Issuers currently expect that they will exercise their right to redeem such notes in accordance with the terms of the indenture governing the 2020 Notes. This report contains the Company’s press release dated June 11, 2019 entitled “NXP Commences Tender Offer for any and all 4.125% Senior Notes due 2020.”

This report also contains NXP Semiconductors N.V.’s press release dated June 11, 2019 entitled “NXP Announces Launch of Senior Unsecured Notes Offering.”

Exhibits

1.	Press release dated June 11, 2019 entitled: “NXP Commences Tender Offer for any and all 4.125% Senior Notes due 2020”.

2.	Press release dated June 11, 2019 entitled: “NXP Announces Launch of Senior Unsecured Notes Offering”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the 11th of June 2019.

NXP Semiconductors N.V.

By:	s/ Dr. Jean A.W. Schreurs
	Name:	Dr. Jean A.W. Schreurs
SVP and Chief Corporate Counsel

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